Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated June 18, 2010, with respect to the consolidated financial statements and schedule of Pinnacle Entertainment, Inc. for the year ended December 31, 2009, included in its Current Report on Form 8-K to be filed on June 21, 2010, and our report dated February 26, 2010, with respect to the effectiveness of internal control over financial reporting of Pinnacle Entertainment, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, both filed with the Securities and Exchange Commission, in Amendment No. 3 to the Registration Statement (Form S-4) and related Prospectus of Pinnacle Entertainment, Inc. for the registration of $450,000,000 8 5/8% Senior Notes due 2017.
/s/ Ernst & Young LLP
Las Vegas, Nevada
June 18, 2010